UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On July 29, 2022, China Jo-Jo Drugstores, Inc. (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreement”) with certain non-U.S. persons (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a private placement an aggregate of 1,000,000 ordinary shares (the “Shares”), par value $0.012 per share, of the Company (“Ordinary Share”), at a purchase price of $1.50 per Share, for aggregate gross proceeds to the Company of $1,500,000, as well as warrants to purchase up to an aggregate of 1,000,000 shares of Ordinary Share at an exercise price of $2.625 per share (the “Warrants”). The Warrants shall be exercisable immediately following issuance and expire thirty-six months from the issuance date of the Warrants. The exercise price and the number of shares of Ordinary Share issuable upon exercise of the Warrants (the “Warrant Shares”) are subject to adjustment in the event of stock splits or dividends, or other similar transactions. Concurrently, the Company and the Investors entered into Shareholder Rights Agreements (the “Rights Agreement”) regarding rights and obligations of the Investors and the Company with regard to the sale of the Shares and the Warrants (such transaction, the “Offering”). Rights of the Investors under the Rights Agreement include demand registration rights, and piggyback registration rights in case the Company proposes a registered securities offering. Moreover, under the Rights Agreement, the Investors agree to vote according to the recommendation of the Company’s board of directors regarding any proposal requiring Company shareholder approval, and to refrain from various transactions involving Company securities or assets absent prior consent of the Company or its board of directors.

The Offering is pursuant to and in reliance upon the exemption from securities registration afforded by Regulation S of the Securities Act of 1933, as amended.

The foregoing description of documents related to the Offering does not purport to be complete and is qualified in its entirety by reference to the full texts of form of Purchase Agreement, form of Warrant and form of the Rights Agreement, a copy of each is attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, and is incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant
99.3	Form of Shareholder Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

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